SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    [ ]  No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Rada Electronic Industries Ltd. Proxy Statement for Annual General Meeting to be held December 12, 2002.

2.   Rada Electronic Industries Ltd. Proxy Card.

                                                                          ITEM 1

                                                 RADA ELECTRONIC INDUSTRIES LTD.

November 13, 2002

                  NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

         We cordially invite you to the Annual General Meeting of Shareholders. It will be held at 10 a.m. on Thursday, December 12, 2002 at our offices at 7 Giborei Israel Street, Netanya, Israel.

         The purpose of the meeting is to consider and vote upon the following matters:

          (1) The election of three (3) directors as Class C directors for terms expiring in 2005;

          (2) Ratification of the appointment of Luboshitz Kasirer, independent certified public accountants in Israel, a member firm of Ernst & Young International, as our independent auditors for the year ending December 31, 2002 and authorization for the Audit Committee and the Board of Directors to fix their remuneration;

          (3) Consideration and receipt of our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2001; and

          (4) An increase of our authorized ordinary share capital and the amendment of our Memorandum and Articles of Association to reflect such increase.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 24 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,

                                            Herzle Bodinger,
                                            Chairman of the Board of Directors
Netanya, Israel
November 13, 2002

                                 PROXY STATEMENT

         This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Rada Electronic Industries Ltd. to be voted at the Annual and Extraordinary General Meeting of Shareholders, or the Meeting, to be held on Thursday, December 12, 2002 at 10 a.m. and any adjournment thereof. Shareholders will be asked to vote upon: (i) The election of three (3) directors as Class C directors for terms expiring in 2005; (ii) the Ratification of the appointment of Luboshitz Kasirer, independent certified public accountants in Israel, a member firm of Ernst & Young International, as our independent auditors for the year ending December 31, 2002 and authorization for the Audit Committee and the Board of Directors to fix their remuneration, (iii) Consideration and receipt of our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2001, and (iv) an increase of our authorized ordinary share capital and the amendment of our Memorandum and Articles of Association to reflect such increase.

         Our Annual Report to Shareholders for the year ended December 31, 2001 that includes our audited financial statements for the fiscal year ended December 31, 2001 is enclosed but is not part of the proxy solicitation materials. The Annual Report, the proxy card and this Proxy Statement are being mailed to shareholders on or about November 13, 2002.

         Shares eligible to be voted and for which a proxy card is properly signed and returned at least 24 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

         As of November 13, 2002, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 18,510,716 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.05 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

         An affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon is required to approve each of the proposals to be presented at the Annual General Meeting, except Item 4, the increase of our authorized ordinary share capital and the amendment of our Memorandum and Articles of Association, which requires the affirmative vote of 75% of the ordinary shares represented at the Annual General Meeting, in person or by proxy, and voting thereon.

         A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. Abstentions are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 24 hours prior to the Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES

                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of October 31, 2002 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                   Number of
                                                   Ordinary Shares                Percentage of Outstanding
Name                                               Beneficially Owned(1)          Ordinary Shares(2)
                                                   ------------------             ------------------
----------------------------------------------------
----------------------------------------------------
Howard P.L. Yeung (3)(4)..........................           16,676,790                      61.7%
Kenneth Yeung (5).................................            1,350,086                       7.3
Most Worth Investment Ltd. (6)....................            1,100,000                       5.9
Mr. Yekotel Zeit (7)..............................            1,487,755                       7.5
Mr. Chaim Hershkovitz (8).........................            1,158,163                       5.9
Herzle Bodinger...................................               --                           --
Asaf Agmon (9)....................................             80,000                          *
Adrian Berg.......................................              4,600                          *
Roy Kui Chuen Chan................................              4,600                          *
Hava Snir.........................................               --                           --
Zvi Tropp.........................................               --                           --
All   officers   and   directors   as  a  group  (9
persons) (10).....................................             185,200                         *
-----------------
*........Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 18,510,716 ordinary shares issued and outstanding as of October 31, 2002.

(3) Of the 16,676,790 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in Hong Kong. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, each of Mr. Howard P. L. Yeung and Mr. Kenneth Yeung may be deemed to be the beneficial owners of all of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,501,218 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5)      All such shares are held directly by Horsham Enterprises Ltd. See note
         3.

(6) Most Worth Investments Ltd. is a wholly owned subsidiary of King Fook Holdings Limited, whose shares are traded on the Hong KongvStock Exchange. Accordingly, King Fook Holdings may be deemed to be the beneficial owner of the ordinary shares held by Most Worth Investments Ltd.

(7) All such ordinary shares are issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share. Such warrants expire in June 30, 2007.

(8) All such ordinary shares are issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share. Such warrants expire in June 30, 2007.

(9) All such ordinary shares are issuable upon the exercise of currently exercisable warrants, at an exercise price of $3.75 (24,000 warrants), $5.625 (28,000 warrants) and $8.125 (28,000 warrants) per share. Such warrants expire in November 2009.

(10) Includes 96,000 ordinary shares issuable upon the exercise of currently exercisable options, and 80,000 ordinary shares issuable upon the exercise of currently exercisable warrants.


                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our Board of Directors is divided into three classes. Generally, at each annual meeting one class of directors will be elected for a term of three years. In addition to these three classes of directors, we have two "outside directors" as defined by the Israeli Companies Law who hold office for a term of three years. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

         The incumbent Class A directors and Class B directors will hold office until the 2003 and 2004 Annual General Meetings of Shareholders, respectively, or until their successors are duly elected and qualified. The term of the director currently serving as a Class C director expires with this Meeting.

         The Board of Directors proposes the election of Messrs. Adrian Berg, Ben Zion Gruber and Peter N. Kyros Jr. to serve as Class C directors to hold office for three years until the Annual General Meeting of Shareholders to be held in 2005, and until their successors are elected and qualified. Mr. Adrian Berg is currently serving as a member of the Board of Directors.

         Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

         Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Adrian Berg, Ben Zion Gruber and Peter N. Kyros Jr.

         Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class C Director for Terms Expiring in 2005

     Adrian Berg 54, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.

     Ben Zion Gruber 44, is elected as a designee of the shareholders (other than Howard Yeung) that participated in our last private placement. Mr. Gruber is founder and manager of several real estate and construction companies and entrepreneur of several hi-tech companies. Mr. Gruber is a Colonel (Res) of the Israeli Defense Forces serving as Brigadier Commander of Tank Battalion. Mr. Gruber holds, inter alia, an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his PhD degree in Behavioral Sciences in the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel, of the board of directors of the Company for Development of Efrat Ltd., of the Board of the Association of Friends of "Kefar Shaul" Hospital, of the Ethics Committee of the Eitanim and Kefar Shaul hospitals as well as of several other charitable organizations.

     Peter N. Keyros Jr. 53, is elected as a designee of our controlling shareholder, Mr. Howard P. L. Yeung. Since 1993 Mr. Keyros has acted as the president and CEO of Potomac Golf Properties LLC, a real estate development company. Between 1986 and 1993 Mr. Keyros acted as a General Counsel to Potomac Investment Associates. Between 1980 and 1986 Mr. Keyros was a partner in the law firm of Winston & Strawn in Washington D.C. Mr. Keyros acted as Deputy Counsel to the Vice President of the United States during the years 1977-1980 and as Deputy Counsel to the Committee on the Budget of the U.S. Senate between the years 1975 and 1976. Mr. Keyros holds a J.D. from the University of Virginia School of Law and a B.A. from Yale University.

     The Board of Directors recommends a vote FOR the election of each nominee for directors named above.

Directors Continuing in Office

     Herzle Bodinger 59, joined us in May 1997 as the President of our U.S. subsidiary, Rada Electronic Industries Inc., in charge of international marketing activities and was appointed our President in June 1998. He has served as Chairman of our Board since July 1998 and served as Chief Executive Officer from June 1998 until 2001. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

     Roy Kui Chuen Chan 55, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1984 Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. Bar since 1979 after he completed five years of training at Turners Solicitors. Mr. Chan is a Class A director whose term will expire in 2003.

     Hava Snir 59, has served as an outside director since November 2000. Ms. Snir has been an attorney for over 25 years and has been self-employed since January 1999. From June 1989 until July 1998, Ms. Snir was a prosecutor with the Taxation and Economics Office of the Tel Aviv District Attorney, specializing in securities laws and white-collar crimes. Ms. Snir received her qualification as a lawyer and has been a member of the Israel Bar since 1971. She is a member of the Taxes Committee and the Sub-Committee for V.A.T. and Customs Duty of the Israel Bar Association and serves as Chairman of the V.A.T. and Property Tax Appeal Committee of the Israeli Ministry of Finance and as a member of the Ethics Committee of the Israeli Ministry of Health. Ms. Snir holds a B.A. degree in Law from the Hebrew University of Jerusalem and spent a year at Harvard University where she took law courses. Mr. Snir's term as outside director will expire in 2003.

     Zvi Tropp 61, has served as an outside director since November 2000. Mr. Tropp has been Senior Vice President and CFO of Enavis Networks Ltd., an Israeli communication company since 2001. Mr. Tropp has served as Senior Consultant with Zenovar Consultants Ltd., an Israeli company providing consultancy services with respect to business organization, marketing and real estate, since May 1998. Mr. Tropp was Vice President-Finance and Business Development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions, the last of which was as Vice President-Finance, with Caniel Ltd., an Israeli can manufacturer, for over five years. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as Chief Economic Adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the board of directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi LeIsrael Ltd. whose shares trade on the Tel Aviv Stock Exchange, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and a M.Sc. degree in Agricultural Economics, both from the Hebrew University. Mr. Tropp's term as outside director will expire in 2003.

                        BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

     The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.

     The Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee. The members of our audit committee are Ms. Snir and Messrs. Tropp and Agmon. Each of these directors meets the independent requirements of the Nasdaq, and Ms. Snir and Mr. Tropp qualify as outside directors under the Israeli Companies Law.


Designees for Directors

     Pursuant to two private placement agreements entered into in June and August 1997, we sold an aggregate of 1,738,000 ordinary shares to Horsham Enterprises Ltd. As part of the transactions, Horsham Enterprises Ltd. acquired an additional 135,000 ordinary shares from another shareholder, Kellstrom Industries Inc. In a private placement effected by us in June 1999, Horsham Enterprises Ltd. acquired from us an additional 1,386,000 ordinary shares. As a result of these share purchases and additional share purchases in the open market, Horsham Enterprises Ltd. became our second largest shareholder, holding, as of the date of this Proxy Statement, approximately 7.8% of our ordinary shares. During the negotiations for the 1997 private placement agreements, we undertook to bring before our Board of Directors two designees of Horsham Enterprises Ltd. for their approval by the Board as nominees for director. In November 1997, Mr. Adrian Berg and Mr. Roy Kui Chuen Chan were elected to the Board of Directors.

     Pursuant to a private placement agreement entered into on May 15, 2002, we sold an aggregate of 4,914,284 ordinary shares (including currently exercisable warrants) to group of investors represented by Mr. Hillel Schwartz, Mr. Ben Zion Gruber and Mr. Henri Lefkowitz. As part of the private placement agreement we undertook to bring before our Board of Directors one designee of such investors for his approval by the Board as nominees for director. On July 18, 2002, our board approved Mr. Gruber as a nominee for Class C Director.

Compensation


     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001.


                                     Salaries, fees, commissions and
                                     bonuses (1)
                                     -------------------------------

All directors and executive
officers as a group, consisting
of nine (9) persons......................           $671,731
-----------------
-------------------------------------------------------------------------------
(1) Includes expenses incurred for cars made available to officers, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

     During the year ended December 31, 2001, we paid to each of our outside directors an annual fee of $4,076 and a per meeting attendance fee of $226. Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. In addition, during the year ended December 31, 2001 we paid a former non-employee director, an annual fee of $10,000 and a per meeting attendance fee of $400. Our other non-employee directors who are designees of certain of our major shareholders do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors meeting attended

     As of December 31, 2001, our directors and executive officers as a group, consisting of nine persons, held options to purchase an aggregate of 1,403,200 ordinary shares, at exercise prices ranging from $3.095 to $13.688 per share, with vesting over three years. Such options expire on various dates beginning December 31, 2003 until June 27, 2010. All such options were issued under our 1993, 1994, 1996 and 1999 employee stock option plans. Additionally, as of December 31, 2001, our directors and officers as a group held warrants to purchase an aggregate of 840,000 ordinary shares, at an exercise prices ranging from $3.175 to $10 per share, all such warrants expire on November 16, 2009. In September 2002, Messrs. Bodinger Berg and Chan waived their rights under all of the outstanding options and warrants that were granted to them (Mr. Bodinger - 40,000 options and 360,000 warrants, Mr. Berg - 12,000 options and 240,000 warrants and Mr. Chan - 12,000 options and 160,000 warrants).

Stock Option Plans

1993 Stock Option Plan

     Our 1993 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 200,000 of our ordinary shares. Options under the 1993 Stock Option Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1993 Stock Option Plan, are in a position to contribute significantly to our success. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1993 Stock Option Plan, of the form of option.

     Options granted under the 1993 Stock Option Plan may be for a maximum term of ten years from the date of grant. The 1993 Stock Option Plan itself will expire on November 23, 2003 (unless sooner terminated by action of the board of directors) and no options can be granted after such date. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

     Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employ, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

     Our board of directors may, in its discretion, modify, revise or terminate the 1993 Stock Option Plan at any time, but the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, and the permissible maximum term of options may not be increased, without the consent of our shareholders.

     The 1993 Stock Option Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

     The options granted under the 1993 Stock Option Plan to persons subject to Israeli taxation. As of October 31, 2002, options to purchase 55,600 ordinary shares had been granted to 16 employees and directors, at an average exercise price of $5.45 per share. All of such options are currently exercisable. To date, no options have been exercised.

1994 Stock Option Plan

     Our 1994 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 200,000 of our ordinary shares. Options under the 1994 Stock Option Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1994 Stock Option Plan, are in a position to contribute significantly to our success. The terms of the 1994 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of October 31, 2002, options to purchase 40,400 ordinary shares had been granted to 9 employees and directors at an average exercise price of $4.347 per share. All of such options to are currently exercisable. To date, no options have been exercised.

1996 Stock Option Plan

     Our 1996 Stock Option Plan authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, to purchase an aggregate of 240,000 ordinary shares, who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1996 Stock Option Plan, are in position to contribute significantly to our success. The terms of the 1996 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of October 31, 2002, options to purchase 70,800 ordinary shares had been granted to 7 employees and directors at an average exercise price of $3.638 per share. All of such options are currently exercisable. No options have been exercised to date.

1999 Stock Option Plan

     Our 1999 Stock Option Plan provides for the issuance of stock options to purchase an aggregate of 1,040,000 of our ordinary shares. Options under the 1999 Stock Option Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Stock Option Plan, are in a position to contribute significantly to our success. The terms of the 1999 Stock Option Plan are substantially the same as those of the 1993 Stock Option Plan. As of October 31, 2002, options to purchase 631,200 ordinary shares had been granted to 20 employees at an average exercise price of $4.59 per share. Of such options, options to purchase 370,400 ordinary shares are currently exercisable. No options have been exercised to date.

                             APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

     Our Board of Directors first appointed Luboshitz Kasirer, independent certified public accountants in Israel, then a member firm of Arthur Andersen, as our auditors in 1999 and has reappointed the firm, which is now a member firm of Ernst & Young International, as our auditors since such time. Luboshitz Kasirer has no relationship with us or any of our affiliates except as auditors. As a result of Luboshitz Kasirer's knowledge of our operations the Board of Directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Audit Committee and Board of Directors recommend that Luboshitz Kasirer be selected as our auditors for the fiscal year ending December 31, 2002 and recommend that the shareholders ratify and approve the selection. The remuneration of Luboshitz Kasirer will be fixed by the Audit Committee and Board of Directors according to the scope and nature of their services.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

                  "RESOLVED, that the appointment of Luboshitz Kasirer, independent certified public accountants in Israel, a member firm of Ernst & Young International, to conduct the annual audit of our financial statements for the year ending December 31, 2002, and authorization for the Audit Committee and Board of Directors to fix their remuneration in accordance with the scope and nature of their services is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

           CONSIDER AND RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 3 on the Proxy Card)

     At the Meeting, our Consolidated Financial Statements for the year ended December 31, 2001 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and accept our Consolidated Financial Statements for the year ended December 31, 2001.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Consolidated Financial Statements for the year ended December 31, 2001.

THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2001 IS ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, UPON WRITTEN REQUEST TO: RADA ELECTRONIC INDUSTRIES LTD., 7 GIBOREI ISRAEL STREET, POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL, ATTENTION: GUY SHELLY, CHIEF FINANCIAL OFFICER.

    INCREASE IN THE NUMBER OF AUTHORIZED ORDINARY SHARE CAPITAL AND AMENDMENT
                  TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION
                           (Item 4 on the Proxy Card)

     The current authorized and registered ordinary share capital of the Company is NIS 1,300,000, divided into 26,000,000 ordinary shares of NIS 0.05 par value each. As a result of the issuance of ordinary shares and warrants to the shareholders that participated in our last private placement, as approved by our shareholders on June 9, 2002, we have increased our issued share capital to 18,510,716 ordinary shares and are required to reserve an additional 14,825,198 ordinary shares for issuance pursuant to currently existing options and warrants. Our Board of Directors has unanimously adopted a resolution to increase our authorized ordinary share capital by NIS 950,000 divided into 19,000,000 ordinary shares of NIS 0.05 par value each, and to amend our Memorandum and Articles of Association to reflect such increase.

     It is proposed that at the Meeting the shareholders adopt the following resolution, which the Board of Directors believes to be in the best interests of us and of our shareholders:

                  "RESOLVED, that our Memorandum and Articles of Association be amended to increase the number of our authorized and registered ordinary share capital to 45,000,000 ordinary shares of NIS 0.05 par value each."

     The Board believes that the proposed increase of the authorized ordinary share capital of the Company will enable the Company to fulfill its current obligations to all of the holders of its options and warrants and will provide for future flexibility in raising capital and expand the Company's present and future potential to take business actions in order to advance the Company's interests.

     The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the increase of the authorized share capital of the company and the amendment of the memorandum and Articles of Association to reflect the same.

     The Board of Directors recommends a vote FOR the increase of the authorized share capital of the company.

                                            By Order of the Board of Directors,

                                            Herzle Bodinger,
                                            President and Chairman
                                            of the Board of Directors

Dated: November 13, 2002

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 Giborei Israel Street
                              Netanya 42504, Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS .005 per share, of Rada Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 12, 2002 at 10:00 a.m., at the Company=s offices, 7 Giborei Israel Street, Netanya 42504, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual Meeting (receipt of which is hereby acknowledged):
(1) The election of three Class C Directors for terms expiring in 2005.
    FOR all nominees listed at right (except as marked to contrary at right)
[ ] WITHHOLD AUTHORITY to vote for all nominees at right
                                   Adrian Berg
                                 Ben Zion Gruber
                               Peter N. Keyros Jr.
         (2) Ratification of the appointment of Luboshitz Kasierer as the Company's independent auditors for the year ending December 31, 2002 and authorization for the Audit Committee and Board of Directors to fix their remuneration.
                  [ ] FOR                   [ ] AGAINST              [ ] ABSTAIN

         (3) Receipt and consideration of the Company's Auditors' Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001.
                  [ ] FOR                   [ ] AGAINST              [ ] ABSTAIN

         (4) An increase of the Company's authorized ordinary share capital and the amendment of the Company's Memorandum and Articles of Association to reflect such increase.
                  [ ] FOR                   [ ] AGAINST              [ ] ABSTAIN

     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ABOVE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE THREE NOMINEES FOR CLASS C DIRECTORS AND (ii) PROPOSALS 2 THROUGH 4 SET FORTH ABOVE.

                                        Dated______________________________2002


                                           -------------------------------------
                                           Signature(s)

                                           -------------------------------------
                                           Signatures, if held jointly


                                    (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Rada Electronic Industries Ltd.
                                                 -------------------------------
                                                                    (Registrant)



                                                 By: /s/Herzle Bodinger
                                                     ------------------
                                                     Herzle Bodinger, Chairman




Date: November 14, 2002